Consent of Independent Registered Public Accounting Firm
We hereby consent to the incorporation by reference into the registration statements on Form S-8 (No. 333-226063, 333-218710, 333-192555, 333-200228 and 333-206811) of B2Gold Corp. (the “Company”) of our report dated March 12, 2019 relating to the 2018 consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting, which appears in Exhibit 99.1 to the Company’s current report on Form 6-K filed with the U.S. Securities and Exchange Commission on March 12, 2019.
/s/ PricewaterhouseCoopers LLP
Chartered Professional Accountants
Vancouver, Canada
March 12, 2019